SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 5, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         This Report contains a copy of the following:

(1)	The Press Release issued on February 5, 2003

PRESS RELEASE

Amsterdam, 5 February 2003

ING Group acquires German direct bank Entrium

ING Group is pleased to announce that it has signed a letter of intent with Fineco/Capitalia of Italy to acquire Entrium, Germany’s second largest direct bank. ING will acquire Entrium through its 70% owned subsidiary DiBa, the oldest and largest direct bank in Germany. The total value of the transaction is EUR 300 million. The transaction is expected to close in the spring of 2003.

Entrium provides DiBa with considerable additional product expertise as well as scale in on-line stock brokerage, mutual funds and consumer loans. The direct operations of Entrium fit well in the ING Direct concept of selling well-priced, simple banking products via telephone, internet and mail, with a high-rate savings account as its main product. Complementary to DiBa’s centers in Frankfurt and Hannover, Entrium’s Nürnberg center provides the necessary capacity for the two banks’ continued growth in the German market.

“The acquisition of Entrium provides DiBa with a unique opportunity to strengthen its market position as the leading German direct bank”, says Ewald Kist, chairman of ING Group. “Entrium and DiBa make an excellent strategic fit and we are planning to integrate the two companies as quickly as possible to realize the full market potential”, says Hans Verkoren, global head of ING Direct.

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DiBa has 1.9 million customers and EUR 21 billion in funds entrusted. Entrium has approximately 965,000 clients and EUR 7.1 billion of total assets. The acquisition of Entrium creates a joint customer base of approximately 3 million clients. Worldwide, ING Direct has now more than 6 million clients and total funds entrusted exceed EUR 65 billion (including DiBa and Entrium).

Press enquiries: Dailah Nihot, tel: +31 20 541 6516

Note to editor:

•	Thursday 6 February 2003 at 13.30 hrs a press conference will be organised at the DiBa office in Frankfurt. The address is: Theodor-Heuss-Allee 106, 60486 Frankfurt
•	ING Direct was launched in Canada in May 1997 and is now also active in Spain, Australia, France, the United States, Italy and Germany (through DiBa).The strategy of ING Direct is to be a low-cost provider of financial services in large mature markets by offering its clients best value for money and excellent service via call-centers and the Internet. The direct channels are supported by the ING Direct cafés, which can be found in a number of large cities in the countries in which ING Direct operates. ING Direct offers a high-rate, no-fees, no-minimum savings account as its first core product. After reaching a minimum customer base, ING Direct business units complement the savings account by cross-selling a focused range of other financial products, such as mortgages, mutual funds, e-brokerage, pensions and life insurance.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: February 5, 2003